UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM SD
_____

Specialized Disclosure Report



WINNEBAGO INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Iowa	**001-06403**	**42-0802678**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

P. O. Box 152, Forest City, Iowa	**50436**
(Address of principal executive offices)	(Zip Code)

Scott C. Folkers
Vice President,
General Counsel and Secretary
641-585-3535

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit.

A copy of Winnebago Industries, Inc. ("Winnebago's") Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014 is provided as Exhibit 1.01 hereto and is publicly available at www.winnebagoind.com under the tab "Company-Investor Relations". Winnebago's determination and related due diligence efforts are included in Winnebago's Conflict Minerals Report and incorporated by reference herein.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014

* * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WINNEBAGO INDUSTRIES, INC.

Date: June 1, 2015   By */s/ Scott C. Folkers*
                                                      Scott C. Folkers
                                                      Vice President, General Counsel and Secretary

EXHIBIT 1.01

Winnebago Industries, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2014

Introduction

The "Company," "Winnebago Industries," "we," "our" and "us" are used interchangeably to refer to Winnebago Industries, Inc. and its subsidiary, Winnebago of Indiana, LLC, as appropriate in this context.

This Conflict Minerals Report of Winnebago Industries, Inc. for calendar year 2014 is presented in accordance with Rule 13p-1 ("Rule 13p-1") under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Winnebago Industries, a manufacturer of recreation vehicles, has determined that its products were manufactured with tin, tantalum, tungsten, and gold which were necessary to the functionality of such products. In accordance with the rules, Winnebago Industries performed due diligence as noted below to determine the conflict minerals status of the necessary conflict minerals used in its product manufacturing.

Due Diligence

Design of Due Diligence:

Winnebago Industries has reviewed their suppliers and sourcing decisions and integrated into their management programs the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition ("OECD Framework"), an internationally recognized due diligence framework. Specific details on the due diligence framework and compliance efforts are listed below.

Due Diligence Measures Performed:

1. **Establish strong company management systems:**

    In accordance with the execution of this rule, Winnebago Industries has concluded in good faith that,

    a) We have clearly communicated to all suppliers our efforts to comply with Rule 13p-1.

    b) We have structured compliance efforts internally to support supply chain due diligence. Winnebago Industries has developed a team responsible for the conflict minerals program. The team reports to the CFO.

    c) We have established a system of controls and supply chain transparency through the adoption and use of due diligence tools created by the Electronic Industry Citizenship Coalition and the Global e‑Sustainability Initiative (EICC/GeSI). This included the use the Conflict Minerals Reporting Template (CMRT), a supply-chain survey.

    d) We have conducted a supply-chain survey, which requested suppliers to identify smelters and refiners, using the CMRT. As a downstream manufacturer, we rely on our vendors to provide the origins of all of our conflict minerals, including the location of the smelter, mine, or transit route of the minerals.

    e) When applicable, we compared smelters and refiners identified by the supply-chain survey against the list of facilities which have received a DRC conflict free designation from the Conflict Free Smelter Program (CFSP) or other independent third-party smelter audit programs.

2. **Identify and assess risk in the supply chain:**

    We identified risks at the product level and determined that all products we produce contained conflict minerals necessary to the functionality of the product. As we progress, we expect that transparency in our supply chain will increase which will allow for better risk assessment at more detailed levels within our supply chain.

Based on the assessed risks, Winnebago Industries performed a reasonable country of origin inquiry (RCOI) over all tier one suppliers to identify the smelters/refiners of conflict minerals.

3. Design and implement a strategy to respond to identified risks:

Our RCOI strategy was reasonably designed and implemented to determine the existence and source of conflict minerals in Winnebago Industries' supply chain, including recycled or scrap materials. We utilized the EICC/GeSI template for our RCOI, but comparable forms of documentation were also accepted. We conducted our efforts to send surveys in good faith, utilizing two rounds of communications with our suppliers through April 2015. We evaluated survey responses to identify: (i) the use and source of Conflict Minerals; and (ii) any warning signs indicating that Conflict Minerals may have come from the Democratic Republic of the Congo or an Adjoining Country. We made additional inquiries on a case-by-case basis to clarify or obtain more information as necessary. Additionally, we compared the listing of smelters and refiners per the vendor survey to the Conflict Free Sourcing Initiative's Conflict Free Smelter and Refiner lists.

Based on the surveys provided and notifications that our suppliers' diligence efforts were incomplete, we do not have sufficient information to conclusively determine all smelters/refiners or countries of origin of the conflict minerals. Our efforts to determine mine or location of origin and future due diligence activities will continue to be assessed and improved. Results of supply chain due diligence were tracked and reported to senior management during periodic status meetings. Final determinations were reviewed to support due diligence conclusions.

4. Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:

We support the industry associations which administer independent third-party smelter audit programs that we rely upon.

5. Report on supply chain due diligence:

We have developed and communicated a company policy. Management's conflict minerals compliance results are reported annually with the SEC and are made publicly available on our website. Additionally, we have responded to customer inquiries for information when requested.

Steps to Improve Due Diligence Measures

Based on our survey assessment, Winnebago identified 80 potential suppliers providing conflict minerals from 311 smelters and refiners. There were numerous suppliers that did not provide smelters and refiners used and a substantial group of other suppliers that did not provide a response to our survey.

Winnebago plans to undertake the following steps during 2015 to improve due diligence procedures in order to further enhance transparency and reduce risk that the conflict minerals which are necessary to our products benefit armed groups in a covered country, including:

- Continue to assess presence of conflict minerals in supply chain

- Clearly communicate expectations with new and delinquent suppliers

- Continue to improve risk mitigation strategy

- Further evaluate supplier relationships

Product Description:

All products manufactured by Winnebago Industries are deemed to contain conflict minerals necessary to the product's functionality. We produce products that include motorhomes, touring coaches, transit buses, travel trailers and fifth wheel trailers as well as supporting RV products. We do not currently have sufficient information to disclose all smelters and refiners or countries of origin or whether the conflict minerals are from recycled or scrap sources. However, based on the data provided by the ROCI, this information has been listed in Annex I and II, respectively. The majority of our suppliers reported conflict minerals use at the company level, not at the product level. As such, we cannot definitively state whether these conflict minerals were included in the products provided to Winnebago, or further validate that these smelters or refiners exist in our supply chain.

ANNEX I

Metal	Smelter Name	Smelter Country
Gold	Advanced Chemical Company	UNITED STATES
Gold	Aida Chemical Industries Co. Ltd.	JAPAN
Gold	Aktyubinsk	RUSSIAN FEDERATION
Gold	Allgemeine Gold- und Silberscheideanstalt A.G.	GERMANY
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	UZBEKISTAN
Gold	AngloGold Ashanti Córrego do Sítio Minerção	BRAZIL
Gold	Argor-Heraeus SA	SWITZERLAND
Gold	Asahi Pretec Corp	JAPAN
Gold	Asaka Riken Co Ltd	JAPAN
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	TURKEY
Gold	Aurubis AG	GERMANY
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	PHILIPPINES
Gold	Bauer Walser AG	GERMANY
Gold	Boliden AB	SWEDEN
Gold	C. Hafner GmbH + Co. KG	GERMANY
Gold	Caridad	MEXICO
Gold	CCR Refinery – Glencore Canada Corporation	CANADA
Gold	Cendres & Métaux SA	SWITZERLAND
Gold	Central Bank of the DPR of Korea	KOREA, REPUBLIC OF
Gold	Chimet S.p.A.	ITALY
Gold	China National Gold Group Corporation	CHINA
Gold	Chugai Mining	JAPAN
Gold	CHUGAI MINING CO.,LTD	JAPAN
Gold	Codelco	CHILE
Gold	Colt Refining	UNITED STATES
Gold	Daejin Indus Co. Ltd	KOREA, REPUBLIC OF
Gold	DaeryongENC	KOREA, REPUBLIC OF
Gold	Daye Non-Ferrous Metals Mining Ltd.	CHINA
Gold	Do Sung Corporation	KOREA, REPUBLIC OF
Gold	Doduco	GERMANY
Gold	Dowa	JAPAN
Gold	Dowa Metals & Mining Co., Ltd	JAPAN
Gold	Dowa Mining Co., Ltd.	JAPAN
Gold	Eco-System Recycling Co., Ltd.	JAPAN
Gold	FSE Novosibirsk Refinery	RUSSIAN FEDERATION
Gold	Gansu Seemine Material Hi-Tech Co Ltd	CHINA
Gold	Guangdong Jinding Gold Limited	CHINA
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	CHINA
Gold	Heimerle + Meule GmbH	GERMANY
Gold	Heraeus Ltd Hong Kong	HONG KONG
Gold	Heraeus Precious Metals GmbH & Co. KG	GERMANY
Gold	Hunan Chenzhou Mining Industry Group	CHINA
Gold	Hwasung CJ Co. Ltd	KOREA, REPUBLIC OF
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	CHINA
Gold	Ishifuku Metal Industry Co., Ltd.	JAPAN
Gold	Istanbul Gold Refinery	TURKEY
Gold	Japan Mint	JAPAN

Metal	Smelter Name	Smelter Country
Gold	Jiangxi Copper Company Limited	CHINA
Gold	Johnson Matthey Gold and Silver Refining Inc.	UNITED STATES
Gold	Johnson Matthey HongKong Ltd.	CHINA
Gold	Johnson Matthey Limited	CANADA
Gold	Johnson Matthey USA	UNITED STATES
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	RUSSIAN FEDERATION
Gold	JSC Uralectromed	RUSSIAN FEDERATION
Gold	JX Nippon Mining & Metals Co., Ltd	JAPAN
Gold	Kazzinc Ltd	KAZAKHSTAN
Gold	Kennecott Utah Copper Corporation	UNITED STATES
Gold	Kojima Chemicals Co. Ltd	JAPAN
Gold	Korea Metal Co. Ltd	KOREA, REPUBLIC OF
Gold	Korea Zinc Co. Ltd	KOREA, REPUBLIC OF
Gold	Kyrgyzaltyn JSC	KYRGYZSTAN
Gold	L' azurde Company For Jewelry	SAUDI ARABIA
Gold	Lingbao Gold Company Limited	CHINA
Gold	Lingbao Jinyuan Tonghui Refinery Co. Ltd.	CHINA
Gold	LS-Nikko Copper Inc	KOREA, REPUBLIC OF
Gold	Metalor Technologies (Hong Kong) Ltd	HONG KONG
Gold	Metalor USA Refining Corporation	UNITED STATES
Gold	Mistubishi Materials Corporation	JAPAN
Gold	Mitsui Mining and Smelting Co., Ltd.	JAPAN
Gold	Moscow Special Alloys Processing Plant	RUSSIAN FEDERATION
Gold	Nadir Metal Rafineri San. Ve Tic. A.Ş.	TURKEY
Gold	Navoi Mining and Metallurgical Combinat	UZBEKISTAN
Gold	Nihon Material Co. LTD	JAPAN
Gold	Ohio Precious Metals LLC.	UNITED STATES
Gold	Ohura Precious Metal Industry Co., Ltd	JAPAN
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastvetmet)	RUSSIAN FEDERATION
Gold	OJSC Kolyma Refinery	RUSSIAN FEDERATION
Gold	PAMP SA	SWITZERLAND
Gold	Pan Pacific Copper Co. LTD	JAPAN
Gold	Penglai Penggang Gold Industry Co Ltd	CHINA
Gold	Perth Mint	AUSTRALIA
Gold	Prioksky Plant of Non-Ferrous Metals	RUSSIAN FEDERATION
Gold	Produits Artistiques de Métaux Précieux S.A.	SWITZERLAND
Gold	PT Aneka Tambang (Persero) Tbk	INDONESIA
Gold	PX Précinox SA	SWITZERLAND
Gold	Rand Refinery (Pty) Ltd	SOUTH AFRICA
Gold	Republic Metals Corporation	UNITED STATES
Gold	Royal Canadian Mint	CANADA
Gold	Sabin Metal Corp.	UNITED STATES
Gold	Samduck Precious Metals	KOREA, REPUBLIC OF
Gold	SAMWON METALS Corp.	KOREA, REPUBLIC OF
Gold	Saxonia Edelmetallrecycling	GERMANY
Gold	Schone Edelmetaal	NETHERLANDS
Gold	SEMPSA Joyeria Plateria SA	SPAIN
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	CHINA

Metal	Smelter Name	Smelter Country
Gold	Sichuan Tianze Precious Metals Co., Ltd	CHINA
Gold	So Accurate Refining Group	UNITED STATES
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	RUSSIAN FEDERATION
Gold	Solar Applied Materials Technology Corp.	TAIWAN
Gold	Sumitomo Metal Mining Co. Ltd.	JAPAN
Gold	Suzhou Xingrui Noble	CHINA
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN
Gold	The Great Wall Gold and Silver Refinery of China	CHINA
Gold	The Refinery of Shandong Gold Mining Co. Ltd	CHINA
Gold	Tokuriki Honten Co. Ltd	JAPAN
Gold	Tokuriki Tokyo Melters Assayers	JAPAN
Gold	Tongling nonferrous Metals Group Co.,Ltd	CHINA
Gold	Torecom	KOREA, REPUBLIC OF
Gold	Toyo Smelter & Refinery	JAPAN
Gold	Umicore Brasil Ltda	BRAZIL
Gold	Umicore Precious Metals Thailand	THAILAND
Gold	Umicore SA Business Unit Precious Metals Refining	BELGIUM
Gold	United Precious Metal Refining, Inc.	UNITED STATES
Gold	unknown	PERU
Gold	Valcambi SA	SWITZERLAND
Gold	Western Australian Mint trading as The Perth Mint	AUSTRALIA
Gold	Xstrata Canada Corporation	CANADA
Gold	YAMAMOTO PRECIOUS METAL CO., LTD.	JAPAN
Gold	Yokohama Metal Co Ltd	JAPAN
Gold	Yunnan Copper Industry Co Ltd	CHINA
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA
Gold	Zijin Mining Group Co. Ltd	CHINA
Tantalum	Cabot (Global Advanced Metals)	UNITED STATES
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	CHINA
Tantalum	Conghua Tantalum and Niobium Smeltry	CHINA
Tantalum	D Block Metals, LLC	UNITED STATES
Tantalum	Duoluoshan	CHINA
Tantalum	Exotech Inc.	UNITED STATES
Tantalum	F&X Electro-Materials Ltd.	CHINA
Tantalum	Gannon & Scott	UNITED STATES
Tantalum	Global Advanced Metals	UNITED STATES
Tantalum	Global Advanced Metals Aizu	JAPAN
Tantalum	Global Advanced Metals Boyertown	UNITED STATES
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	CHINA
Tantalum	H.C. Starck Co., Ltd.	THAILAND
Tantalum	H.C. Starck GmbH Goslar	GERMANY
Tantalum	H.C. Starck GmbH Laufenburg	GERMANY
Tantalum	H.C. Starck Group	GERMANY
Tantalum	H.C. Starck Hermsdorf GmbH	GERMANY
Tantalum	H.C. Starck Inc.	UNITED STATES
Tantalum	H.C. Starck Ltd.	JAPAN
Tantalum	H.C. Starck Smelting GmbH & Co.KG	GERMANY
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA
Tantalum	Hi-Temp	UNITED STATES

Metal	Smelter Name	Smelter Country
Tantalum	Jiangmen Fuxiang Electro-materials Ltd. (F&X)	CHINA
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., LTD	CHINA
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA
Tantalum	Jiujiang Tanbre Co., Ltd.	CHINA
Tantalum	KEMET Blue Metals	MEXICO
Tantalum	KEMET Blue Powder	UNITED STATES
Tantalum	King-Tan Industry Co. Ltd.	CHINA
Tantalum	King-Tan Tantalum Industry Ltd	CHINA
Tantalum	LSM Brasil S.A.	BRAZIL
Tantalum	Metallurgical Products India (Pvt.) Ltd.	INDIA
Tantalum	Mitsui Mining & Smelting	JAPAN
Tantalum	Molycorp Silmet A.S.	ESTONIA
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA
Tantalum	Plansee	AUSTRIA
Tantalum	Plansee SE Liezen	AUSTRIA
Tantalum	Plansee SE Reutte	AUSTRIA
Tantalum	QuantumClean	UNITED STATES
Tantalum	RFH Tantalum Smeltry Co., Ltd	CHINA
Tantalum	Shanghai Jiangxi Metals Co. Ltd	CHINA
Tantalum	Solikamsk Magnesium Works OAO	RUSSIAN FEDERATION
Tantalum	Taki Chemicals	JAPAN
Tantalum	Tantalite Resources	SOUTH AFRICA
Tantalum	Telex	UNITED STATES
Tantalum	Ulba	KAZAKHSTAN
Tantalum	Yichun Jin Yang Rare Metal Co., Ltd	CHINA
Tantalum	Zhuzhou Cement Carbide	CHINA
Tin	Alpha	UNITED STATES
Tin	ATI Metalworking Products	UNITED STATES
Tin	Bangka	INDONESIA
Tin	China Rare Metal Materials Company	CHINA
Tin	China Tin Group Co., Ltd.	CHINA
Tin	CNMC (Guangxi) PGMA Co. Ltd.	CHINA
Tin	Cookson	UNITED STATES
Tin	Cooper Santa	BRAZIL
Tin	CV DS Jaya Abadi	INDONESIA
Tin	CV Duta Putra Bangka	INDONESIA
Tin	CV Gita Pesona	INDONESIA
Tin	CV JusTindo	INDONESIA
Tin	CV Makmur Jaya	INDONESIA
Tin	CV Nurjanah	INDONESIA
Tin	CV Prima Timah Utama	INDONESIA
Tin	CV Serumpun Sebalai	INDONESIA
Tin	CV United Smelting	INDONESIA
Tin	EM Vinto	BOLIVIA
Tin	EMPERESA METALURGICA VINTO	BOLIVIA
Tin	Empresa Metalúrgica Vinto	BOLIVIA
Tin	Estanho de Rondônia S.A.	BRAZIL
Tin	Fenix Metals	POLAND
Tin	Geiju Non-Ferrous Metal Processing Co. Ltd.	CHINA

Metal	Smelter Name	Smelter Country
Tin	Gejiu Kai Meng Industry and Trade LLC	CHINA
Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.	CHINA
Tin	Gejiu Zi-Li	CHINA
Tin	Gold Bell Group	CHINA
Tin	Huichang Jinshunda Tin Co. Ltd	CHINA
Tin	Jiangxi Nanshan	CHINA
Tin	Kai Unita Trade Limited Liability Company	CHINA
Tin	Keeling & Walker	UNITED KINGDOM
Tin	KUNDUR SMELTER	INDONESIA
Tin	Linwu Xianggui Smelter Co	CHINA
Tin	Liuzhou China Tin	CHINA
Tin	Melt Metais e Ligas S/A	BRAZIL
Tin	Minmetals Ganzhou Tin Co. Ltd.	CHINA
Tin	Minsur SA	PERU
Tin	Misue Tin Smelter and Refinery	PERU
Tin	Mitsubishi Materials Corporation	JAPAN
Tin	MSC	MALAYSIA
Tin	MUNTOK SMELTER	INDONESIA
Tin	Nanshan Tin Co. Ltd.	CHINA
Tin	Nathan Trotter & Co	UNITED STATES
Tin	Novosibirsk Integrated Tin Works	RUSSIAN FEDERATION
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	THAILAND
Tin	O.M. Manufacturing Philippines, Inc.	PHILIPPINES
Tin	OMSA	BOLIVIA
Tin	Operaciones Metalurgica S.A.	BOLIVIA
Tin	PT Alam Lestari Kencana	INDONESIA
Tin	PT Artha Cipta Langgeng	INDONESIA
Tin	PT ATD Makmur Mandiri Jaya	INDONESIA
Tin	PT Babel Inti Perkasa	INDONESIA
Tin	PT Babel Surya Alam Lestari	INDONESIA
Tin	PT Bangka Kudai Tin	INDONESIA
Tin	PT Bangka Putra Karya	INDONESIA
Tin	PT Bangka Timah Utama Sejahtera	INDONESIA
Tin	PT Bangka Tin Industry	INDONESIA
Tin	PT Belitung Industri Sejahtera	INDONESIA
Tin	PT BilliTin Makmur Lestari	INDONESIA
Tin	PT Bukit Timah	INDONESIA
Tin	PT DS Jaya Abadi	INDONESIA
Tin	PT Eunindo Usaha Mandiri	INDONESIA
Tin	PT Fang Di MulTindo	INDONESIA
Tin	PT HP Metals Indonesia	INDONESIA
Tin	PT Inti Stania Prima	INDONESIA
Tin	PT Karimun Mining	INDONESIA
Tin	PT Koba Tin	INDONESIA
Tin	PT Mitra Stania Prima	INDONESIA
Tin	PT Panca Mega	INDONESIA
Tin	PT Panca Mega Persada	INDONESIA
Tin	PT Pelat Timah Nusantara Tbk	INDONESIA
Tin	PT Prima Timah Utama	INDONESIA

Metal	Smelter Name	Smelter Country
Tin	PT REFINED BANGKA TIN	INDONESIA
Tin	PT Sariwiguna Binasentosa	INDONESIA
Tin	PT Seirama Tin investment	INDONESIA
Tin	PT Stanindo Inti Perkasa	INDONESIA
Tin	PT Sumber Jaya Indah	INDONESIA
Tin	PT Supra Sukses Trinusa	INDONESIA
Tin	PT Tambang Timah	INDONESIA
Tin	PT Timah	INDONESIA
Tin	PT Timah (Persero), Tbk	INDONESIA
Tin	PT Timah Nusantara	INDONESIA
Tin	PT Timah TBK	INDONESIA
Tin	PT Tinindo Inter Nusa	INDONESIA
Tin	PT Tommy Utama	INDONESIA
Tin	PT Yinchendo Mining Industry	INDONESIA
Tin	Rohm & Haas R&H Europe Trading AP	GERMANY
Tin	Rui Da Hung	TAIWAN
Tin	Soft Metais, Ltda.	BRAZIL
Tin	Thailand Smelting and Refining Company Ltd	THAILAND
Tin	Thaisarco	THAILAND
Tin	White Solder Metalurgia	BRAZIL
Tin	Wieland AG	GERMANY
Tin	Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.	CHINA
Tin	Yunnan Geiju Zili Metallurgy Co. Ltd.	CHINA
Tin	Yunnan Tin Company Limited	CHINA
Tin	ZHUZHOU SMELTER GROUP COMPANY LIMITED	CHINA
Tin	Zijin Mining Group Co. Ltd	BOLIVIA
Tin	Zijin Mining Group Co. Ltd	PERU
Tin	Zijin Mining Group Co. Ltd	INDONESIA
Tungsten	ALMT	CHINA
Tungsten	Chaozhou Xianglu Tungsten Industry Co Ltd	CHINA
Tungsten	Chenzhou Diamond Tungsten Products	CHINA
Tungsten	China Minmetals Nonferrous Metals Co Ltd	CHINA
Tungsten	China National Non-Ferrous & Jiangxi corporation limited	CHINA
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd	CHINA
Tungsten	Dayu Weiliang Tungsten Co., Ltd.	CHINA
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CHINA
Tungsten	Ganxian Shirui New Material Co., Ltd.	CHINA
Tungsten	Ganzhou Grand Sea W & Mo Group Co Ltd	CHINA
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	CHINA
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA
Tungsten	Ganzhou Non-ferrous Metals Smelting Co., Ltd.	CHINA
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CHINA
Tungsten	Ganzhou Sinda W&Mo Co., Ltd.	CHINA
Tungsten	Global Tungsten & Powders Corp	UNITED STATES
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	CHINA
Tungsten	H.C. Starck GmbH	GERMANY
Tungsten	HC Starck GmbH	GERMANY
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	CHINA

Metal	Smelter Name	Smelter Country
Tungsten	Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.	CHINA
Tungsten	Japan New Metals Co Ltd	JAPAN
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CHINA
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	CHINA
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CHINA
Tungsten	Jiangxi Rare Earth & Rare Metals Tungsten Group Corp	CHINA
Tungsten	Jiangxi Richsea New Material Co., Ltd.	CHINA
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CHINA
Tungsten	Jiangxi Tungsten Industry Group Co Ltd	CHINA
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CHINA
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	CHINA
Tungsten	Kennametal Fallon	UNITED STATES
Tungsten	Kennametal Huntsville	UNITED STATES
Tungsten	Kennametal Inc.	UNITED STATES
Tungsten	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	VIETNAM
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	VIETNAM
Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd	VIETNAM
Tungsten	Wolfram Bergbau und Hütten AG	AUSTRIA
Tungsten	Wolfram Company CJSC	RUSSIAN FEDERATION
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CHINA

ANNEX II

AUSTRALIA	MOZAMBIQUE
BELGIUM	NIGERIA
BOLIVIA	PERU
BRAZIL	RUSSIA
CANADA	RWANDA
COLUMBIA	SPAIN
GERMANY	THAILAND
INDONESIA	USA
MEXICO	VIETNAM